MMEX RESOURCES CORPORATION

May 12, 2021

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
MMEX Resources Corporation Form S-3 File No. 333-255559

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on May 14, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Jack W. Hanks

Jack W. Hanks, CEO